Exhibit 99.2

Scorpio Bulkers Inc. Announces Pricing and Upsizing of Public Offering of Common Shares

Jun 9, 2020

MONACO, June 09, 2020 (GLOBE NEWSWIRE) - Scorpio Bulkers Inc. (NYSE: SALT) (the “Company”) announced today that it has upsized and priced its previously announced underwritten public offering (the “Offering”) of shares of common stock, par value $0.01 per share (the “Common Shares”). The Company has agreed to sell 4,100,000 Common Shares at $18.46 per share. Scorpio Services Holding Limited, a related party to the Company, has agreed to purchase an aggregate of 950,000 Common Shares at the public offering price. The Offering is expected to close on June 12, 2020.

The net proceeds of the Offering are expected to be used for general corporate purposes. The Company has granted the underwriters a 30-day option to purchase up to an additional 615,000 Common Shares.

BofA Securities, BTIG and Clarksons Platou Securities are acting as Joint Bookrunning Managers in the Offering. Pareto Securities and Arctic Securities are acting as Co-Managers in the Offering.

The Company’s Common Shares trade on the New York Stock Exchange under the symbol “SALT.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. A shelf registration statement relating to the Common Shares was filed with the U.S. Securities and Exchange Commission (the “SEC”) and is effective. This offering is being made only by means of a prospectus supplement and the accompanying base prospectus. A final prospectus supplement related to the offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. When available, copies of the prospectus supplement and the accompanying base prospectus relating to this offering may be obtained from BofA Securities, Inc. NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attention: Prospectus Department, or by email at dg.prospe_requests@bofa.com; BTIG, LLC, 65 East 55th Street, New York, NY 10022, or by email at USSyndicate@btig.com; or Clarksons Platou Securities, Inc., 280 Park Avenue, New York, NY 10017, Attention: Compliance, or by email at GL-SEC-COMPLIANCE@exchange.clarksons.com.

About Scorpio Bulkers Inc.

Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. has an operating fleet of 55 vessels consisting of 49 wholly-owned or finance leased drybulk vessels (including 16 Kamsarmax vessels and 33 Ultramax vessels), and six time chartered-in vessels (including five Kamsarmax vessels and one Ultramax vessel). The Company’s owned and finance leased fleet has a total carrying capacity of approximately 3.4 million dwt and all of the Company’s owned and finance leased vessels have carrying capacities of greater than 60,000 dwt. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact Information

Scorpio Bulkers Inc.

+377-9798-5715 (Monaco)

+1-646-432-1675 (New York)

www.scorpiobulkers.com